

September 21, 2009

Mr. Li Feilie, Chief Executive Officer
China Natural Resources Inc.
Room 2205, West Tower Shun Tak Centre
168- 200 Connaught Road Central
Sheung Wan HONG KONG

    Re: China Natural Resources Inc.
       Form 20-F for Fiscal Year Ended December 31, 2008
       Filed June 26, 2009
       Response Letter Dated August 10, 2009
       File No. 0-26046

Dear Mr. Feilie:

   We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2008

1. We have considered your responses to our prior comments number two, three and four in our letter of July 20, 2009. We continue to believe these circumstances meet the definition of a correction of an error under Statement of Financial Accounting Standards 154. The stated policies in your Fiscal Year 2007 financial statements were to amortize mining rights based on estimated reserves and depreciate mine development costs over a life from 15-35 years, rather than amortizing based on proven and probable reserves as defined in Guide 7 and the AICPA SEC International Practices Task Force Codification of Highlights as of

Mr. Li Feilie
China Natural Resources Inc.
September 21, 2009
Page 2

March 2003. As such, both cases appear to be a change from an accounting principle that is not generally accepted to one that is generally accepted, and therefore is a correction of an error.

Based on your assessment of the materiality of the amounts involved, the guidance cited under Staff Accounting Bulletins 99 and 108 would require correction of these amounts in the financial statements for each year presented in any future filings. Please confirm that the effect of such corrections for years 2005 through 2008 will be made for the financial statements required to be presented in your Form 20-F for Fiscal Year 2009. Please call us to discuss any questions you have in regard to these requirements.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Gary Newberry at (202) 551-3761, or Kim Calder at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief

cc: Mr. Steven I. Weinberger
     Schneider Weinberger & Beilly LLP